Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended August 31,		Six Months Ended August 31,
	2005	2006	2005	2006

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$9,417	$10,310	$18,396	$11,201
Add:
Fixed charges	21,159	14,455	34,279	29,892
Amortization of capitalized interest	18	18	37	37
Less:
Capitalized interest	—	—	—	—
Preferred stock dividends	2,246	2,246	4,492	4,492

Earnings	$28,348	$22,537	$48,220	$36,638

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$18,341	$11,554	$28,586	$24,116
Capitalized interest	—	—	—	—
Portion of rents representative of the interest factor	572	655	1,201	1,284
Preferred stock dividends	2,246	2,246	4,492	4,492

Fixed Charges	$21,159	$14,455	$34,279	$29,892

Ratio of Earnings to Fixed Charges	1.3	1.6	1.4	1.2

Deficiency	$—	$—	$—	$—